Exhibit 8.1

Company Name	State of Incorporation

Liacom Systems Ltd.	Israel
BluePhoenix Knowledge Management Systems Ltd.	Israel
BluePhoenix Solutions B.V	The Netherlands
BluePhoenix Solutions GmbH	Germany
BluePhoenix Solutions Nordic, AS	Denmark
BluePhoenix Solutions U.K Limited	U.K.
BluePhoenix Solutions U.S.A Inc.	U.S.A.
BluePhoenix Solutions Pty Ltd.	Australia
BluePhoenix Solutions S.R.L.	Romania
BluePhoenix Solutions Ltd.	Cyprus
Crystal America Inc.	U.S.A.
Blue Phoenix I-Ter S.p.A	Italy
BluePhoenix Legacy Modernization s.r.l.	Italy
Zulu Software, Inc.	U.S.A.
BridgeQuest, Inc.	U.S.A.
BridgeQuest Labs, Inc.	U.S.A
BluePhoenix Solutions Co., Ltd	Korea
TIS Consultants Ltd.	Cyprus
TISA Software Consultants Private Limited	India